Stem Cell Preservation Technologies, Inc.

6905 Rockledge Drive, Suite 600

Bethesda, MD 20817

February 5, 2004

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Stem Cell Preservation Technologies, Inc.—Request to Withdraw Registration

Statement on Form SB-2, SEC File No. 333-89718, dated June 3, 2002

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act, I hereby request that the above-referenced registration statement, together with all amendments and exhibits thereto, be withdrawn effective immediately. This request is made based on the Company’s determination not to proceed with this offering. No securities have been offered or sold in connection with this offering.

We understand that this application for withdrawal will be effective immediately, although, pursuant to Rule 477 under the Securities Act, the Commission may within the next fifteen days determine that the request should not be granted.

Thank you for your consideration. Please call the undersigned at 727-450-8004 if you have any questions.

Very truly yours, Stem Cell Preservation Technologies, Inc.

/s/ Jill M. Taymans

Its President